Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in thousands)	2010	2009
EARNINGS:
Income before income taxes	$229,232	$334,768
Add (deduct):
Equity in earnings of unconsolidated entities	(74,418)	(73,247)
Distributions from unconsolidated entities	59,149	51,306
Amortization of capitalized interest	355	219
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(17,540)	(18,351)
	$196,778	$294,695
Add fixed charges:
Consolidated interest expense (1)	48,918	59,065
Interest portion (1/3) of consolidated rent expense	29,624	31,042
	$275,320	$384,802

FIXED CHARGES:
Consolidated interest expense (1)	$48,918	$59,065
Capitalized interest	1,688	1,100
Interest portion (1/3) of consolidated rent expense	29,624	31,042
	$80,230	$91,207

RATIO OF EARNINGS TO FIXED CHARGES	3.43	4.22

(1)     Interest expense on income tax contingencies is not included in fixed charges.